SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Stonehaven Realty Trust

(Name of Subject Company (Issuer))

Stonehaven Realty Trust (Offeror and Issuer)

(Name of Filing Person(s) (Identifying Status as Offeror, Issuer or Other Person)

Class A Convertible Preferred Shares

(Title of Class of Securities)

861921203

(CUSIP Number of Class of Securities)

Marc C. Krantz or Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L., 1375 East Ninth Street, 20th Floor, Cleveland, OH 44114, 216-696-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$9,986,938	$808

*If all preferred shares are exchanged, Stonehaven would issue an aggregate of 33,289,794 common shares. Based on the May 2, 2003 average of the reported high and low price of Stonehaven's common shares on the American Stock Exchange, the transaction valuation is $9,986,938. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$808	Filing Party:	Stonehaven Realty Trust
Form of Registration No.:	Schedule TO	Date Filed:	May 8, 2003

[ ] Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[x]

TABLE OF CONTENTS

Item 4. Terms of the Transaction.
Item 12. Exhibits.
SIGNATURE
Exhibit 99(A)(1)(F)

Stonehaven Realty Trust, a Maryland real estate investment trust, hereby amends its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 8, 2003 and as previously amended. The Schedule TO relates to Stonehaven's offer to exchange 22.881 common shares of beneficial interest, $0.01 par value per share, in exchange for each of Stonehaven's Class A convertible preferred shares of beneficial interest, $0.01 par value per share. The exchange offer was commenced on May 30, 2003 and is governed by the proxy statement and exchange offer dated May 30, 2003 and the related letter of transmittal.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The exchange offer expired on June 30, 2003, at 12:00 midnight Eastern Time. Based on the final count by American Stock Transfer & Trust Company, the agent for the exchange offer, 1,174,120 preferred shares were properly tendered for exchange and not withdrawn. Stonehaven will accept all of the properly tendered shares. American Stock Transfer & Trust Company will promptly deliver Stonehaven common shares in exchange for the preferred shares tendered.

As of June 30, 2003, there were 1,454,910 preferred shares outstanding. 1,174,120 of these shares will be retired, leaving 280,790 preferred shares outstanding. Stonehaven will issue 26,865,042 common shares in exchange for the preferred, increasing the number of common shares outstanding from 4,517,524 to 31,382,566.

Item 12. Exhibits.

Stonehaven's press release announcing the results of the exchange offer is attached as Exhibit (a)(1)(F).

(a)(1)(F) Stonehaven Realty Trust Press Release dated July 1, 2003

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2003

STONEHAVEN REALTY TRUST

/s/ John J. Dee

By: John J. Dee, Senior Vice President
and Chief Financial Officer

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